UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

PENUMBRA, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-37557	05-0605598
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

One Penumbra Place, Alameda, California	94502
(Address of principal executive offices)	(Zip Code)
Johanna Roberts
Executive Vice President, General Counsel and Secretary
(510) 748-3200
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 230.13p-1) for the reporting period from January 1 to December 31, 2018.

Introduction
This Specialized Disclosure Report on Form SD (“Form SD”) of Penumbra, Inc. (“Penumbra,” the “Company,” or “we”) for the year ended December 31, 2018 is being presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”).
Penumbra, headquartered in Alameda, California, is a global healthcare company focused on innovative therapies. Penumbra designs, develops, manufactures and markets medical devices and has a broad portfolio of products that addresses challenging medical conditions and significant clinical needs. Some of our products contain small amounts of tin, tungsten, and/or gold that are necessary to the functionality or production of those products. Substantially all of our products are manufactured at our manufacturing facilities at our campus in Alameda, California. Penumbra does not purchase ore or unrefined tin, tungsten or gold from mines and instead relies on a small number of suppliers who provide us with materials containing these minerals. We rely on these suppliers to assist us with our reasonable country of origin inquiry for the minerals contained in the materials which they supply to us.

Item 1.01. Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
Penumbra has evaluated the products that Penumbra manufactured or contracted to manufacture for the calendar year ended December 31, 2018 (the “Reporting Period”), and has determined that certain products contain “conflict minerals,” which, for purposes of this Form SD, mean columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted); cassiterite (the metal ore from which tin is extracted); gold; wolframite (the metal ore from which tungsten is extracted); or their derivatives (collectively, “3TG Minerals”). These 3TG Minerals are necessary for the functionality or production of the products. Specifically, certain of Penumbra’s thrombectomy, embolization, and access products contain tungsten, tin, and/or gold.
The Company has identified six suppliers that supplied materials containing 3TG Minerals that were used in products whose manufacture was completed during the Reporting Period (the “3TG Suppliers”).
The Company conducted a reasonable country of origin inquiry (“RCOI”) on the 3TG Suppliers to determine whether the 3TG Minerals were sourced from the Democratic Republic of the Congo or the adjoining countries (collectively, the “Covered Countries”). The RCOI involved the following steps:
•Penumbra requested from each 3TG Supplier a copy of the 3TG Supplier’s conflict minerals statement and/or policy, or any other declarations relating to their sourcing of 3TG Minerals;
•Penumbra requested and received from each 3TG Supplier a completed Electronic Industry Citizenship Coalition (EICC) and the Global e-Sustainability Initiative (GeSI) Conflict Minerals Reporting Template (each, a “CMRT”) which asks the 3TG Supplier to disclose specified information regarding the inclusion of 3TG Minerals in the products supplied to the Company and the country of origin thereof. Each CMRT was evaluated for consistency, completeness, and accuracy and, in certain circumstances, further inquiries were made to clarify or improve the quality of the responses.
•Where further inquiry was needed, Penumbra reviewed information available from other public sources regarding the use and country of origin of 3TG Minerals in a 3TG Supplier’s products.
Of the six 3TG Suppliers, four confirmed via their CMRT and related documentation that the smelters in their respective supply chains do not source 3TG Minerals from the Covered Countries. These 3TG Suppliers also confirmed via the CMRT that they had received responses to their supply chain survey from one hundred percent (100%) of the relevant suppliers.
One 3TG Supplier, which supplies a small amount of wire containing tungsten, indicated via the CMRT that the Responsible Mineral Initiative (RMI) (formerly Conflict Free Sourcing Initiative (CFSI)) RCOI data suggested that it was possible that the tungsten received from the 3TG Supplier was sourced from the Covered Countries. Penumbra requested additional information from this 3TG Supplier and reviewed publicly available information (including but not limited to the supplier’s Refiner’s Compliance Report and Supply Chain Policy) to confirm the 3TG Supplier’s commitment to conflict-free sourcing. Further, Penumbra reviewed information provided by RMI regarding the smelters described in the CMRT and confirmed that these smelters are conformant with the Responsible Minerals Assurance Process (RMAP) Supply Chain Transparency Smelter Audit Protocol for Tungsten (commonly known as the Conflict Free Smelter Protocol) and are also members of the Tungsten Industry - Conflict Minerals Council, which provides a mechanism through which tungsten producers can certify their compliance with the Rule.

One 3TG Supplier, which supplies wire and other parts containing tungsten and gold, had received responses to their supply chain survey from less than one hundred percent (100%) of the relevant suppliers, but had not received information to date indicating the 3TG Minerals in their supply chain was sourced from the Covered Countries. Penumbra requested additional information from this 3TG Supplier and reviewed publicly available information (including but not limited to the supplier’s Conflict Minerals Policy) to confirm the 3TG Supplier’s commitment to conflict-free sourcing.
Based on responses received, the Company determined that 3TG Minerals present in certain of its products may have originated in the Covered Countries and may not be from scrap or recycled sources. The Company has elected not to file disclosure under Item 1.01(c) of Form SD in accordance with the “Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule” issued by the Division of Corporation Finance of the Securities and Exchange Commission on April 7, 2017.
This Form SD is publicly available at www.penumbrainc.com as well as the SEC’s EDGAR database at www.sec.gov. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.
Item 1.02 Exhibit
None.
Item 2.01 Exhibits
None.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

PENUMBRA, INC.

Dated: May 30, 2019	By:	/s/ Johanna Roberts
	Name:	Johanna Roberts
	Title:	Executive Vice President, General Counsel and Secretary